SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                               Smart Online, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                   83171V 10 0
                                 (CUSIP Number)

                                 Doron Roethler
                    c/o Strauss, Adar, Raviv & Co. Law Office
                   7 Menachem Begin Str. (Betzalel) 28th Floor
                                 Ramat Gan 52521
                                     Isreal

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 9, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83171V 10 0


   1. NAMES OF REPORTING PERSONS
      Doron Roethler
--------------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
   3. SEC USE ONLY
--------------------------------------------------------------------------------
   4. SOURCE OF FUNDS
      PF
--------------------------------------------------------------------------------
   5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e):                                                    |_|
--------------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:
      Israel and Holland
--------------------------------------------------------------------------------

                                    7.  SOLE VOTING POWER:
         NUMBER OF                           2,418,353 (1)
          SHARES
       BENEFICIALLY
         OWNED BY                   8.  SHARED VOTING POWER:
      EACH REPORTING                         0
        PERSON WITH
                                    9.  SOLE DISPOSITIVE POWER:
                                             2,418,353 (1)

                                    10. SHARED DISPOSITIVE POWER: 0


--------------------------------------------------------------------------------
   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       2,418,353 (1)
--------------------------------------------------------------------------------
   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:
       |_|
--------------------------------------------------------------------------------
   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       13.2%
--------------------------------------------------------------------------------
   14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
--------------------------------------------------------------------------------

(1) See Item 5(a) for a detailed explanation of the Reporting Person's beneficial ownership of Common Stock.

This Amendment No. 3 (this "Amendment") amends the Report on Schedule 13D, originally filed on February 22, 2005, as amended on December 6, 2007 and June 30, 2008 (as amended, the "Schedule 13D"). Except as provided herein, this Amendment does not modify any of the information previously reported on the
Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.

Item 1.  Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Smart Online, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4505 Emperor Boulevard, Suite 320, Durham, North Carolina 27703.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated as follows:

(a) This Schedule 13D is being filed on behalf of Doron Roethler (the "Reporting Person").

(b) The business address of the Reporting Person is c/o Strauss, Adar, Raviv & Co. Law Office, 7 Menachem Begin, (Bezalel) Street, 28th Floor, Ramat Gan 52521, Israel.

(c) The Reporting Person is the managing director of TMF Airmarine BV, an independent aviation spare parts company. TMF Airmarine's principal business address is c/o Strauss, Adar, Raviv & Co. Law Office, 7 Menachem Begin, (Bezalel) Street, 28th Floor, Ramat Gan 52521, Israel. As of December 9, 2008, the Reporting Person also began serving as the Issuer's Interim Chief Executive Officer.

(d) The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been convicted in a criminal proceeding.

(e) The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Israel and Holland.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

As of February 13, 2009, the Reporting Person has acquired, in the aggregate, 2,418,353 shares of Common Stock either from the Issuer or from other shareholders of the Issuer. The Reporting Person has paid an aggregate of $2,609,216.21 for 2,388,353 of these shares from his personal funds, including 247,043 shares purchased from Dennis Michael Nouri (the former President and Chief Executive Officer of the Issuer) pursuant to a stock purchase agreement dated October 10, 2006, which is attached hereto as Exhibit 1. Consideration for the shares purchased from Mr. Nouri was made in installments over a period of time, and the agreement included certain closing conditions, all of which were satisfied by January 19, 2007. The remaining 30,000 shares were acquired from the Issuer pursuant to restricted stock award grants under the Issuer's 2004 Equity Compensation Plan.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Person acquired the shares of Common Stock for investment purposes. These shares of Common Stock constitute a significant portion of the Reporting Person's total personal net worth. One of the Reporting Person's investment goals is diversification, which may require the Reporting Person to sell shares of the Common Stock. Accordingly, the Reporting Person may, from time to time, make decisions to sell shares of the Common Stock based upon then-prevailing market conditions.

The Reporting Person was appointed as Chairman of the Issuer's Board of Directors in November 2007 and as the Issuer's Interim Chief Executive Officer in December 2008.

On November 14, 2007, in an initial closing, the Issuer sold $3.3 million aggregate principal amount of secured subordinated convertible notes due November 14, 2010 (the "Notes") to noteholders, including the Reporting Person (the "Noteholders"). In addition, the Noteholders committed to purchase on a pro rata basis up to $5.2 million aggregate principal of Notes upon approval and call by the Issuer's Board of Directors in future closings. On August 12, 2008, the Issuer exercised its option to sell $1.5 million aggregate principal amount of Notes with substantially the same terms and conditions as the Notes sold on November 14, 2007. In connection with the sale of the additional Notes, the Noteholders holding a majority of the aggregate principal amount of the Notes outstanding agreed to increase the aggregate principal amount of Notes that they are committed to purchase from $8.5 million to $15.3 million. On November 21, 2008, the Issuer sold $500,000 aggregate principal amount of Notes to two new investors, and on January 6, 2009, the Issuer sold $500,000 aggregate principal amount of Notes to an existing Noteholder, all on substantially the same terms and conditions as the Notes sold on November 14, 2007 and August 12, 2008. The Reporting Person currently holds $750,000 aggregate principal amount of Notes and serves as the bond representative for the Noteholders.

The Issuer is obligated to pay interest on the Notes at an annualized rate of 8% payable in quarterly installments commencing three months after the purchase date of the Notes. The Issuer does not have the ability to prepay the Notes without the approval of Noteholders holding at least a majority of the principal amount of the Notes then outstanding.

On the earlier of the maturity date of November 14, 2010 or a merger or acquisition or other transaction pursuant to which the Issuer's existing stockholders hold less than 50% of the surviving entity, or the sale of all or substantially all of the Issuer's assets, or similar transaction, or event of default, each Noteholder in its sole discretion shall have the option to:

      o convert the principal then outstanding on its Notes into shares of Common Stock, or

      o receive immediate repayment in cash of the Notes, including any accrued and unpaid interest.

If a Noteholder elects to convert its Notes under these circumstances, the conversion price for Notes:

      o     issued in the initial closing on November 14, 2007 shall be $3.05;
            and

      o issued on August 12, 2008, November 21, 2008, and January 6, 2009 shall be the lower of $3.05 and the average of the closing bid and asked prices of shares of the Common Stock quoted in the Over-The-Counter Market Summary (or, if the Issuer's shares are traded on the Nasdaq Stock Market or another exchange, the closing price of shares of the Common Stock quoted on such exchange) averaged over five trading days prior to the closing date of the sale of such Notes.

Payment of the Notes will be automatically accelerated if the Issuer enters voluntary or involuntary bankruptcy or insolvency proceedings.

The Notes and Common Stock into which they may be converted have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state, local, or foreign securities laws. As a result, offers and sales of the Notes were made pursuant to Regulation D under the Securities Act and only to accredited investors.

In addition, if the Issuer proposes to file a registration statement to register any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash, subject to certain limitations, the Issuer must give each Noteholder who has converted its Notes into Common Stock the opportunity to include such shares of converted Common Stock in the registration. The Issuer has agreed to bear the expenses for any of these registrations, exclusive of any stock transfer taxes, underwriting discounts, and commissions.

The Convertible Secured Subordinated Note Purchase Agreement, the Form of Convertible Secured Subordinated Promissory Note, the Registration Rights Agreement, the Security Agreement, the First Amendment to Convertible Secured Subordinated Note Purchase Agreement, and the Second Amendment and Agreement to Join as a Party to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement are attached hereto as Exhibits 2, 3, 4, 5, 6, and 7, respectively, and are incorporated herein by reference.

Except as may be set forth herein or in his capacity as Chairman of the Issuer's Board of Directors or Interim Chief Executive Officer, the Reporting Person has no plans or proposals which would relate or result in any of the matters set forth below:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer's Board of Directors or to fill any existing vacancies thereon;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) The Reporting Person beneficially owns 2,418,353 shares of Common Stock, which represents approximately 13.2% of the issued and outstanding shares of Common Stock. These shares include (i) 1,323,619 shares owned by Greenleaf Ventures Ltd., a British Virgin Islands company wholly owned by the Reporting Person; (ii) 421,791 shares owned by Crystal Management Ltd., a company registered in Anguilla that is wholly owned by the Reporting Person; and (iii) 672,943 shares owned directly by the Reporting Person, of which 7,500 shares are held pursuant to a restricted stock award as to which restrictions had not lapsed as of February 13, 2009.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all 2,418,353 shares of Common Stock reported in Item 5(a) of this Schedule 13D.

(c) The Reporting Person has not completed any transactions in the Issuer's Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Except as disclosed in this Schedule 13D, the Reporting Person does not have any other contracts, arrangements, understandings, or other relationships with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibit 1 Stock Purchase Agreement, dated October 10, 2006, between Dennis Michael Nouri and Reporting Person (previously filed with Amendment No. 1 to the Schedule 13D)

Exhibit 2 Convertible Secured Subordinated Note Purchase Agreement, dated November 14, 2007, by and among the Issuer and certain investors, including the Reporting Person (incorporated herein by reference to Exhibit 4.1 to the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the "SEC") on November 14, 2007)

Exhibit 3 Form of Convertible Secured Subordinated Promissory Note (incorporated herein by reference to Exhibit 4.2 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)

Exhibit 4 Registration Rights Agreement, dated November 14, 2007, by and among the Issuer and certain investors, including the Reporting Person (incorporated herein by reference to Exhibit
                  10.6 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)

Exhibit 5         Security Agreement, dated November 14, 2007, among the
                  Issuer and Doron Roethler, as agent for certain investors, including the Reporting Person (incorporated herein by reference to Exhibit 10.7 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)

Exhibit 6 First Amendment to Convertible Secured Subordinated Note Purchase Agreement, dated August 12, 2008, by and among the Issuer and certain investors, including the Reporting Person (incorporated herein by reference to Exhibit 4.1 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 12, 2008)

Exhibit 7 Second Amendment and Agreement to Join as a Party to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement, dated November 21, 2008, by and among the Issuer and certain investors, including the Reporting Person

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                      Doron Roethler

Dated: February 16, 2009                              /s/ Doron Roethler
                                                      --------------------------
                                                      Signature


                                                      Name: Doron Roethler